EXHIBIT 99

Deltek Systems, Inc.
8280 Greensboro Drive
McLean, VA 22102

March 19, 2002

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Annual Report on Form 10-K for the Year Ended December 31, 2001;
Confirmation of Receipt of Assurances from Arthur Andersen LLP

Ladies and Gentlemen:

               Deltek Systems, Inc. engages Arthur Andersen LLP (“Andersen”) as its independent public accountants. Andersen completed its audit work on our financial statements for the year ended December 31, 2001 on February 1, 2002, and Andersen’s opinion with respect to our financial statements bear that date. However, we did not file our Annual Report on Form 10-K for the year ended December 31, 2001 until after March 14, 2002.

               We are aware of the contents of Release Nos. 33-8070 and 34-45590 and the Addition of Temporary Note 3T to Article 3 of Regulation S-X (the “Temporary Note”). Because the audit of our financial statements was completed prior to March 14, 2002, we are not certain that the Temporary Note applies to Deltek. However, in an abundance of caution, we have requested and received from Andersen a letter to the effect that Andersen has represented to Deltek that its audit was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with the professional standards and that there was appropriate continuity of Andersen personnel working on audits, and availability of national office consultation. We do not have foreign affiliates, so the assurance from Andersen as to foreign affiliates is not relevant.

               Based on the foregoing, we respectfully request that the Commission accept Deltek’s financial statements as audited by Andersen in Deltek’s Annual Report on Form 10-K for the year ended December 31, 2001.

Respectfully submitted,

/s/ Lori L. Becker

Lori L. Becker Chief Financial Officer